EXHIBIT G


The Southern Company                                                (70-     )
Southern Company Services, Inc.

      The Southern Company ("Southern"), located at 270 Peachtree Street, Atlanta, Georgia 30303, a registered holding company, and its wholly owned subsidiary, Southern Company Services, Inc. ("Services"), located at 64 Perimeter Center East, Atlanta, Georgia 30346, have filed a declaration pursuant to Sections 6(a), 7, 9(a), 10 and 12(b) of the Act and Rule 45 thereunder.
      Services proposes, from time to time on or before December 31, 2003, to incur indebtedness in an aggregate amount up to $200 million at any time outstanding pursuant to one or more of the following methods.
      Services proposes to issue and sell new notes ("Proposed Notes") to a lender or lenders other than Southern. The Proposed Notes may have terms of up to 30 years, contain sinking funds and bear interest at a rate or rates not to exceed 3 1/2 percentage points per annum over the rate for United States Treasury securities of corresponding maturity at the time the lender or lenders commit to purchase the particular issue. Services may engage an agent to place the Proposed Notes for a commission not in excess of 1/2 of 1% of the principal amount borrowed.
      Services further proposes that it may effect short-term or term-loan borrowings under one or more revolving credit commitment agreements. Short-term borrowings under such agreement or agreements would have a maximum maturity of one year; term loans would have maturities up to 10 years. It is expected that the borrowings would be evidenced by a "grid" promissory note to be dated the date of the initial borrowing and the date of each borrowing thereafter when a "grid" short-term or term-loan note, as the case may be, is not outstanding.
      The proposed borrowings would bear interest at rates to be negotiated with the lending bank or banks. It is anticipated that borrowings under the proposed revolving credit commitment agreements would be at rates per annum not in excess of (a) the lender's prime or base ("Prime") rate plus 1%; (b) the lender's certificate of deposit ("CD") rate plus 1 3/4%; and (c) the lender's LIBOR plus 2%. Services also may negotiate separate rates for particular borrowings, an option Services would pursue only if the resulting rates are considered more favorable than those otherwise available under the commitments. In addition, it is expected that Services will be obligated to pay a commitment fee not in excess of 1/2 of 1% per annum of the unused portion of each lending bank's commitment.

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      Services also proposes that it may effect short-term borrowings from other banks and other institutions. These borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than 10 years after the date of issue, or by "grid" notes evidencing all outstanding borrowings from each bank to be dated as of the date of the initial borrowing and to mature in not more than 10 years after the date of issue. Generally, borrowings will be prepayable in whole, or in part, without penalty or premium, and will be at rates per annum not in excess of the Prime rate, the CD rate plus 1%, and LIBOR plus 1%. Services also may negotiate separate rates for, and/or agree not to prepay, particular borrowings if it is considered more favorable to Services. Compensation for the credit facilities, not to exceed 1/2 of 1% per annum of the amount of the facilities, is expected to be provided by balances or comparable fees in lieu of balances.
      Services also proposes that it may effect borrowings through the issuance of notes to Southern. Such notes will bear interest at a rate equal to the average effective interest cost of Southern's outstanding obligations for borrowed money on the date of issue as authorized by the Commission or, if no such obligations are outstanding at the time, at the rate or rates at which Southern may borrow under its existing lines of credit as authorized by Commission order dated August 1, 1995 in HCAR NO. 35-26346.
      The net proceeds realized by Services from borrowings authorized hereunder will be used to fund the general requirements of its business, including the possible refunding of outstanding indebtedness. Services will not use the proceeds of borrowings authorized hereunder to refund outstanding indebtedness unless the estimated present value savings derived from the net difference between interest payments on a new issue of comparable securities and those securities refunded is on an after tax basis greater than the estimated present value of all redemption, tendering and issuing costs, assuming an appropriate discount rate.